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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                (Amendment No. 6)
                    Under the Securities Exchange Act of 1934

                                   ----------

                                DANA CORPORATION
                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share
                         (Title of Class of Securities)

                                    235811106

                                 (CUSIP Number)

                                   ----------

                                 with copies to:

                                   Ken Maiman
                            Appaloosa Management L.P.
                                 26 Main Street
                                Chatham, NJ 07928
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices of Communication)

                               SEPTEMBER 21, 2007
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

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                                   Page 1 of 9

-------------------                                        ---------------------
CUSIP No. 235811106                  13D
-------------------                                        ---------------------

1     NAME OF REPORTING PERSONS

      Appaloosa Investment Limited Partnership I

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

----- --------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [ ]
----- --------------------------------------------------------------------------
 3    SEC USE ONLY
----- --------------------------------------------------------------------------
 4    SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
----- --------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------ ------ ------------------------------------------------
                         7      SOLE VOTING POWER
                                0
 NUMBER OF SHARES        ------ ------------------------------------------------
 BENEFICIALLY OWNED      8      SHARED VOTING POWER
 BY EACH REPORTING              11,992,500
 PERSON WITH             ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                11,992,500
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,992,500
----- --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.98%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

-------------------                                        ---------------------
CUSIP No. 235811106                  13D
-------------------                                        ---------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Palomino Fund Ltd.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
------------------------ ------ ------------------------------------------------
                         7      SOLE VOTING POWER
                                0
 NUMBER OF SHARES        ------ ------------------------------------------------
 BENEFICIALLY OWNED      8      SHARED VOTING POWER
 BY EACH REPORTING              10,507,500
 PERSON WITH             ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                10,507,500
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,507,500
----- --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.00%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
----- --------------------------------------------------------------------------

-------------------                                        ---------------------
CUSIP No. 235811106                  13D
-------------------                                        ---------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Management L.P.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------ ------ ------------------------------------------------
                         7      SOLE VOTING POWER
                                0
 NUMBER OF SHARES        ------ ------------------------------------------------
 BENEFICIALLY OWNED      8      SHARED VOTING POWER
 BY EACH REPORTING              22,500,000
 PERSON WITH             ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                22,500,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,500,000
----- --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.98%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

-------------------                                        ---------------------
CUSIP No. 235811106                  13D
-------------------                                        ---------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Partners Inc.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------ ------ ------------------------------------------------
                         7      SOLE VOTING POWER
                                0
 NUMBER OF SHARES        ------ ------------------------------------------------
 BENEFICIALLY OWNED      8      SHARED VOTING POWER
 BY EACH REPORTING              22,500,000
 PERSON WITH             ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                22,500,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,500,000
----- --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.98%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
----- --------------------------------------------------------------------------

-------------------                                        ---------------------
CUSIP No. 235811106                  13D
-------------------                                        ---------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      David A. Tepper

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
------------------------ ------ ------------------------------------------------
                         7      SOLE VOTING POWER
                                0
 NUMBER OF SHARES        ------ ------------------------------------------------
 BENEFICIALLY OWNED      8      SHARED VOTING POWER
 BY EACH REPORTING              22,500,000
 PERSON WITH             ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                22,500,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,500,000
----- --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.98%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
----- --------------------------------------------------------------------------

     This Amendment No. 6 (this "Amendment") to the Schedule 13D filed on
June 22, 2007 by the Reporting Persons, as amended by Amendment No. 1 thereto filed on June 29, 2007, by Amendment No. 2 thereto filed on July 19, 2007, by Amendment No. 3 thereto filed on July 23, 2007, by Amendment No. 4 thereto filed on July 26, 2007, and by Amendment No. 5 thereto filed on August 22, 2007 (as so amended, the "Schedule 13D") relates to the Common Stock of the Issuer and is being filed to amend the Schedule 13D as specifically set forth below.

     The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

ITEM 4.  IS AMENDED BY ADDING THE FOLLOWING:

     On September 21, 2007, pursuant to the Order Pursuant to 11 U.S.C.
Sections 1113 and 1114(e) and Federal Rule of Bankruptcy Procedure 9019, Approving Settlement Agreements with The United Steelworkers and United Autoworkers, and Pursuant to 11 U.S.C. Sections 105(a), 363(b), 364(c), 503 and 507, Authorizing the Debtors to Enter into the Plan Support Agreement, Investment Agreement and Related Agreements, dated August 1, 2007,
AMLP delivered to counsel to the Issuer and to counsel to the official committee of unsecured creditors of the Issuer a final proposal letter (the "Final Proposal Letter"), together with drafts of (i) an Amended Joint Plan of Reorganization of Debtors and Debtors in Possession, (ii) a Plan Support Agreement, (iii) an Investment Agreement, (iv) a Shareholders Agreement,
(v) Articles of Designation with Respect to Preferred Stock, (vi) a Series A Registration Rights Agreement, (vii) a Series B Registration Rights Agreement, and (viii) a Market Maker Agreement (such draft documents, collectively with the Final Proposal Letter, the "Final Proposal Documents"). In the Final Proposal Letter, AMLP reaffirmed the offer set forth in its prior Indication of Interest dated August 17, 2007, subject to certain modifications summarized in the Final Proposal Letter.

     Copies of the Final Proposal Documents are filed with this Amendment No. 6 as Exhibits 7 through 15 to the Schedule 13D.

     While the Reporting Persons do not have any current plans or proposals, except as otherwise described in the Schedule 13D, which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through
(j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing, but subject to the terms of applicable court orders, restrictions and agreements and to any limitations imposed by applicable law, including the Exchange Act, each of the Reporting Persons (and their respective affiliates) may (i) purchase additional shares of Common Stock or other securities of or claims against the Issuer, (ii) sell or transfer shares of Common Stock or other securities or claims beneficially owned by it or him from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities or claims owned by such Reporting Persons. The Reporting Persons may seek the views of, hold discussions with, or respond to inquiries from members of the Issuer's management or Board of Directors or other persons including other stockholders, or holders of claims in the Issuer's bankruptcy proceedings, regarding the Issuer's affairs, restructuring or other strategic matters.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.   Description
-----------   ------------------------------------------------------------------
     7        Letter from Appaloosa Management L.P. to Counsel to the Debtors and Counsel to the Official Committee of Unsecured Creditors, dated September 21, 2007

     8 Draft Amended Joint Plan of Reorganization of Debtors and Debtors in Possession

     9 Draft Plan Support Agreement, by and among Dana Corporation, United Steelworkers International Union, UAW, and Appaloosa

     10       Draft Investment Agreement

     11       Draft Shareholders Agreement

     12       Draft Articles of Designation with Respect to the Preferred Stock

     13       Draft Series A Registration Rights Agreement

     14       Draft Series B Registration Rights Agreement

     15       Draft Market Maker Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2007


                                     APPALOOSA INVESTMENT LIMITED
                                     PARTNERSHIP I


                                     By:  APPALOOSA MANAGEMENT L.P.,
                                          Its General Partner

                                     By:  APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                     By:  /s/ David A. Tepper
                                          --------------------------------------
                                          Name:  David A. Tepper
                                          Title: President


                                     PALOMINO FUND LTD.


                                     By:  APPALOOSA MANAGEMENT L.P.,
                                          Its Investment Adviser

                                     By:  APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                     By:  /s/ David A. Tepper
                                          --------------------------------------
                                          Name:  David A. Tepper
                                          Title: President


                                     APPALOOSA MANAGEMENT L.P.


                                     By:  APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                     By:  /s/ David A. Tepper
                                          --------------------------------------
                                          Name:  David A. Tepper
                                          Title: President


                                     APPALOOSA PARTNERS INC.


                                     By:  /s/ David A. Tepper
                                          --------------------------------------
                                          Name:  David A. Tepper
                                          Title: President

                                     /s/ David A. Tepper
                                     -------------------------------------------
                                     David A. Tepper